Exhibit 99.1

Regulated Information

Inside Information

Celyad Oncology Announces $32.5 Million Private Placement with Fortress Investment Group

December 3, 2021 7:30 AM CET

Mont-Saint-Guibert, Belgium – Celyad Oncology SA (Euronext & Nasdaq: CYAD) (“Celyad” or the “Company”), a clinical-stage biotechnology company focused on the discovery and development of chimeric antigen receptor T cell (CAR T) therapies for cancer, today announced that it has entered into a subscription agreement with an affiliate of Fortress Investment Group (such affiliate “Fortress”) for the private placement of 6,500,000 ordinary shares for gross proceeds of USD 32.5 million (about EUR 28.7 million). The subscription will take place within the framework of the authorized capital and it is expected to close on or about December 8, 2021, subject to satisfaction of customary closing conditions.

Pursuant to the terms of the private placement, the Company will issue the ordinary shares at a price of USD 5.00 (about EUR 4.42) per share, which represents a 18.5% premium to the 30-day volume weighted average price (“VWAP”). The Company intends to use net proceeds from the private placement to fund research and development expenses, including the clinical development of its allogeneic CAR T candidates CYAD-101 and CYAD-211, to advance the current pipeline of preclinical CAR T candidates, to discover and develop additional preclinical product candidates using its proprietary non-gene edited short hairpin RNA (shRNA) technology platform, as well as for working capital, other general corporate purposes, and the enhancement of the Company’s intellectual property.

As a result of the transaction, Fortress will hold 28.8% of the Company’s shares.

Filippo Petti, CEO of Celyad Oncology, commented, “This transformative investment provides an important springboard for the Company and further strengthens our corporate initiatives to advance our novel allogeneic CAR T product candidates. In addition, Fortress’s expertise in the intellectual property domain further validates our robust patent portfolio and emphasizes our position within the allogeneic CAR T field. The growth financing will be essential for us to expand our current allogeneic CAR T pipeline by continuing to exploit our differentiated, non-gene edited technologies and armored CAR T franchise.”

“Celyad Oncology offers a unique optionality around its technology and intellectual property,” said Christopher LiPuma, Director at Fortress. “In particular, the Company’s strong IP position around allogeneic CAR T stands out as a key asset that we believe will provide the foundation for the Company to strategically develop both novel cell therapy candidates and potential partnerships within the exciting off-the-shelf cell therapy landscape.”

SVB Leerink acted as the exclusive placement agent for the private placement, Goodwin Procter LLP and Harvest acted as legal counsel to the Company. Skadden, Arps, Slate, Meagher & Flom LLP and Eubelius acted as legal counsel to Fortress.

The Company believes that following the close of the private placement, its existing cash and cash equivalents combined with access to the equity purchase agreement established with Lincoln Park Capital Fund, LLC should be sufficient, based on the current scope of activities, to fund operating expenses and capital expenditure requirements into the first half of 2023.

In the framework of this investment, Fortress and the Company have entered into a shareholders’ rights agreement. Pursuant to this agreement, Fortress will be subject to a customary lock-up obligation and standstill obligation, in each case for nine months following the closing of the private placement. Furthermore, as long as Fortress holds 10% of the shares of the Company, it will benefit from a right of first offer on any new indebtedness to be incurred by Celyad and on any new equity securities to be issued, pro-rata its shareholding, as well as of the right to nominate two individuals to Celyad’s board of directors. In addition, as long as Fortress holds 15% or more of the outstanding shares of the Company, certain intellectual property transactions will be subject to a 90% board majority for approval. Celyad will propose an amendment to its articles of association to reflect this qualified right.

The securities to be issued in the private placement have not been registered under the Securities Act of 1933 or applicable state securities laws and may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from such registration requirements. The Company has agreed to customary registration rights covering the resale of the ordinary shares (in the form of American Depositary Shares) sold in the private placement.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state. Any offering of the securities under the resale registration statement will only be by means of a prospectus.

About Celyad Oncology SA

Celyad Oncology SA is a clinical-stage biotechnology company focused on the discovery and development of chimeric antigen receptor T cell (CAR T) therapies for cancer. The Company is developing a pipeline of allogeneic (off-the-shelf) and autologous (personalized) CAR T cell therapy candidates for the treatment of both hematological malignancies and solid tumors. Celyad Oncology was founded in 2007 and is based in Mont-Saint-Guibert, Belgium and New York, NY. The Company has received funding from the Walloon Region (Belgium) to support the advancement of its CAR T cell therapy programs. For more information, please visit www.celyad.com.

Forward-looking statements

This release may contain forward-looking statements, within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding: the anticipated closing of the private placement, the use of proceeds from the private placement and Celyad Oncology’s cash runway. Forward-looking statements may involve known and unknown risks and uncertainties which might cause actual results, financial condition, performance or achievements of Celyad Oncology to differ materially from those expressed or implied by such forward-looking statements. Such risk and uncertainty can be found in Celyad Oncology’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in the latest Annual Report on Form 20-F filed with the SEC and subsequent filings and reports by Celyad Oncology. These forward-looking statements speak only as of the date of publication of this document and Celyad Oncology’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad Oncology expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Investor and Media Contacts:

Sara Zelkovic

Communications & Investor Relations Director

Celyad Oncology

investors@celyad.com

Daniel Ferry

Managing Director

LifeSci Advisors, LLC

daniel@lifesciadvisors.com

Source: Celyad Oncology SA